UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14 (d)(1) or 13 (e)(1)

Of the Securities Exchange Act of 1934

Amendment No. 2

CHARTER FINANCIAL CORPORATION

(Name of Subject Company (issuer))

CHARTER FINANCIAL CORPORATION

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

16122M 10 0

(CUSIP Number of Class of Securities)

Curtis R. Kollar

Chief Financial Officer

Charter Financial Corporation

1233 O.G. Skinner Drive

West Point, Georgia 31833

(703) 645-1391

(Name, address, and telephone numbers of person authorized

to receive notices and communications on behalf of filing persons)

With a copy to:

V. Gerard Comizio

Matthew Dyckman

Thacher Proffitt & Wood LLP

1700 Pennsylvania Avenue, NW, Suite 800

Washington, DC 20006

(202) 347-8400

Calculation of Filing Fee

Transaction valuation* $52,000,000	Amount of filing fee $5,564

*	For purposes of calculating the filing fee only, this amount is based on the purchase of 1,000,000 outstanding shares of Common Stock at the tender offer price of $52.00 per share.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5,564

Form or Registration No.: Schedule TO

Filing Party: Charter Financial Corporation

Date Filed: November 21, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☒ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

This Amendment No. 2 amends and supplements the combined Issuer Tender Offer Statement and Schedule 13E-3 filing on Schedule TO filed with the Securities and Exchange Commission on November 21, 2006, as amended by Amendment No. 1 filed with the Securities and Exchange Commission on December 13, 2006 (the “Schedule TO”), by Charter Financial Corporation, a Federal corporation (the “Company”), in connection with the offer by the Company to purchase up to 1,000,000 shares of its Common Stock, par value $0.01 per share (the “Shares”), at a price between $43.00 and $52.00 per Share, net to the seller in cash, without interest, upon and subject to the terms and conditions set forth in the Offer to Purchase, dated November 21, 2006 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”), which together, as each may be amended or supplemented from time to time, constitute the “Offer.”

The Schedule TO is intended to satisfy the reporting requirements of Rules 13e-3 and 13e-4 under the Securities Exchange Act of 1934, as amended. The Offer to Purchase and the Letter of Transmittal as amended and supplemented are attached to Amendment No. 1 as Exhibits (a)(1)(i) and (a)(1)(ii). Capitalized terms used herein but not otherwise defined have the meaning ascribed to such terms in the Offer to Purchase. The information in the Offer, including all schedules and annexes thereto, which was previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment No. 2, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 4.	TERMS OF THE TRANSACTION.

Item 4 is hereby amended and supplemented by adding the following language:

The Offer expired on January 3, 2007 at 5:00 p.m., New York City time. A total of 505,342 shares were properly tendered and not properly withdrawn at prices not greater than $52.00 nor less than $43.00 per share prior to the expiration of the Offer. The Company has accepted for payment a total of 505,342 shares at a purchase price of $52.00 per share.

ITEM 10.	FINANCIAL STATEMENTS.

Item 10 is hereby amended and supplemented by adding the following information:

	At and for the nine months ended June 30,		June 2006 Pro Forma	At and for the year ended September 30,		September 2005 Pro Forma
(In thousands, except share information and ratios)	2006	2005		2005	2004
Selected Financial Ratios and Other Data:
Ratio of earnings to fixed charges	1.69	1.72	1.56	1.71	1.65	1.61

ITEM 11.	ADDITIONAL INFORMATION.

Item 11 is hereby amended and supplemented by adding the following information:

On January 4, 2007, the Company issued a press release announcing the final results of the Offer, which expired at 5:00 p.m., New York City time, on January 3, 2007. A copy of the press release is filed as Exhibit (a)(5)(vii) to the Schedule TO and is incorporated herein by reference.

ITEM 12.	EXHIBITS.

Item 12 is hereby amended and supplemented to add thereto the following:

(a)(5)(vii)	Press release dated January 4, 2007 announcing the final results of the Offer.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHARTER FINANCIAL CORPORATION

Dated: January 4, 2007

/s/ Curtis R. Kollar
Name: Curtis R. Kollar
Title: Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

(a)(1)(i)	Offer to Purchase.**

(a)(1)(ii)	Letter of Transmittal.**

(a)(5)(i)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(ii)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(iii)	Letter to Participants in the Employee Stock Ownership Plan of Charter Financial Corporation.*

(a)(5)(iv)	Letter to Participants in the CharterBank 401(k) Plan With Investments in Shares of Charter Financial Corporation Common Stock.*

(a)(5)(v)	Press release dated November 17, 2006 announcing the commencement of the Offer.*

(a)(5)(vi)	Press release dated December 13, 2006 announcing the extension of the Offer.**

(a)(5)(vii)	Press release dated January 4, 2007 announcing the final results of the Offer.

(c)	Opinion of RP Financial, LC.***

*	Previously filed as exhibits to the Schedule TO, filed with the Securities and Exchange Commission on November 21, 2006.

**	Previously filed as exhibits to Amendment No. 1 to the Schedule TO, filed with the Securities and Exchange Commission on December 13, 2006.

***	Included as Annex A of the Offer to Purchase (Exhibit (a)(1)(i)).